Exhibit 99.1

The Capri Family Foundation Completes its Acquisition of Shares of Optibase Ltd. (Nasdaq: OBAS)

Tel Aviv, Israel, March 22, 2022 – The Capri Family Foundation (“Capri”) announced today the results of its tender offer to purchase 941,942 ordinary shares of Optibase Ltd. (“Optibase”)(Nasdaq and TASE: OBAS), for $12.64 per share. The tender offer, which commenced on February 15, 2022, expired at 10:00 a.m., New York time (5:00 p.m. Israel time), on March 22, 2022.

Capri was advised by the depositaries for the offer that, as of the expiration date of the tender offer, a total of 768,905 Optibase shares had been validly tendered, and not withdrawn, pursuant to the offer. The number of shares tendered and not validly withdrawn pursuant to the offer satisfied the minimum condition of the offer and all other conditions to the offer were satisfied or waived. Capri has accepted all shares tendered and not validly withdrawn pursuant to offer and promptly will pay for those shares.

As a consequence of the completion of the offer, under the Israeli Companies Law, Capri automatically thereby also acquired all of the Optibase shares, not already held by the members of its bidder group, that were not tendered into the offer, and became obligated to pay to those holders the offer price, $12.64, without interest and subject to withholding tax. Capri will mail a form of letter of transmittal to former holders who did not tender in the offer, which those holders may use to direct its payment to them.

Capri and the members of its bidder group are now the sole owners of Optibase shares. The Optibase shares will be delisted and will cease to trade on Nasdaq and the Tel Aviv Stock Exchange. Capri intends to take steps to cause the termination of the registration of the shares under, and suspend all of Optibase’s reporting obligations under, the U.S. Securities Exchange Act, as promptly as practicable.

Previously filed information concerning Optibase remains available at no charge on the website of the U.S. Securities and Exchange Commission at http://www.sec.gov and on the website of the Israeli Securities Authority at http://www.magna.isa.gov.il.

Forward-Looking Statements: This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions and political events. These statements are based on information available at the time of the press release and Capri undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise (except as required by law).

About Capri: Capri is a foundation organized under the laws of the Republic of Panama.

The Information Agent for the offer is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
(800) 829-6554
(212) 269-5550 (banks and brokers)
optibase@dfking.com